SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Integrated Security Solutions Implemented at Lima Metro, the Mass Transit System for Latin America’s Fifth Largest City, Dated August 7, 2012

99.2	Press Release: NICE Introduces New Release of NICE Inform, Enhancing its Multimedia Incident Information Management Solution, Dated August 13, 2012

99.3	Press Release: NICE to Showcase Enhanced NICE Inform and NG 9-1-1 Solutions at the APCO International 78th Annual Conference & Expo, Dated August 16, 2012

99.4	Press Release: DBS, Singapore’s Largest Bank, Launches NICE Interaction Analytics Solution to Enhance Customer Experience, Dated August 22, 2012

99.5	Press Release: NICE to Show Organizations How to Collect, Analyze, and Act Upon Customer Feedback in Real Time at the Voice of the Customer Forum 2012, Dated August 23, 2012

99.6	Press Release: NICE Launches Upgraded Release of Performance Management Solutions for Improving Service and Sales Process Efficiency, Dated August 27, 2012

99.7	Press Release: NICE Fizzback Voice of the Customer Solution is Helping Shell UK Retail Increase Customer Satisfaction and Loyalty Across its Business, Dated August 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: September 6, 2012

EXHIBIT INDEX

99.1	Press Release: NICE Integrated Security Solutions Implemented at Lima Metro, the Mass Transit System for Latin America’s Fifth Largest City, Dated August 7, 2012

99.2	Press Release: NICE Introduces New Release of NICE Inform, Enhancing its Multimedia Incident Information Management Solution, Dated August 13, 2012

99.3	Press Release: NICE to Showcase Enhanced NICE Inform and NG 9-1-1 Solutions at the APCO International 78th Annual Conference & Expo, Dated August 16, 2012

99.4	Press Release: DBS, Singapore’s Largest Bank, Launches NICE Interaction Analytics Solution to Enhance Customer Experience, Dated August 22, 2012

99.5	Press Release: NICE to Show Organizations How to Collect, Analyze, and Act Upon Customer Feedback in Real Time at the Voice of the Customer Forum 2012, Dated August 23, 2012

99.6	Press Release: NICE Launches Upgraded Release of Performance Management Solutions for Improving Service and Sales Process Efficiency, Dated August 27, 2012

99.7	Press Release: NICE Fizzback Voice of the Customer Solution is Helping Shell UK Retail Increase Customer Satisfaction and Loyalty Across its Business, Dated August 28, 2012